UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39805

Qilian International Holding Group Limited

Jiuquan Economic and Technological Development Zone

Jiuquan City, Gansu Province, 735000

People’s Republic of China

+86-0937-2689523

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes of the Registrant’s Certifying Accountant

Qilian International Holding Group Limited (the “Company”) was notified by Friedman LLP (“Friedman”), the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through November 15, 2022. On November 15, 2022, the audit committee of the board of directors of the Company approved the dismissal of Friedman LLP and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The services previously provided by Friedman are now provided by Marcum Asia.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended September 30, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through November 15, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended September 30, 2020 and 2021, or in the subsequent period through November 15, 2022.

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated November 17, 2022, is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent period through November 15, 2022, the Company has not consulted with Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated November 17, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 17, 2022

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

By:	/s/ Zhanchang Xin

Name:	Zhanchang Xin
Title:	Chief Executive Officer